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                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE
Monday, August 13, 2001

              PNM/Western Talks to Modify Agreement Discontinued

ALBUQUERQUE, NM, August 13, 2001 - PNM, Public Service Company of New Mexico (NYSE: PNM), today announced that Western Resources, Inc. (NYSE: WR) discontinued talks between PNM and Western about possible modifications to their proposed transaction and that the parties are in disagreement about the future of the transaction.

Western has advised PNM that it believes the parties should pursue completion of the transaction as currently structured notwithstanding two recent orders from the Kansas Corporation Commission (KCC). PNM in return has advised Western that it is disappointed that the talks have been discontinued since it continues to believe that the existing transaction cannot be consummated if the KCC orders remain in effect.

One of the orders prohibits the split-off of Western's unregulated businesses in the manner proposed by Western. As the transaction with PNM is currently structured, the split-off is required prior to closing the deal. The other order reduces Western's rates by almost $23 million annually. Western has filed for reconsideration of the two orders.

PNM has advised Western that the order reducing Western's rates would have a material adverse effect on the financial condition of the proposed combined companies, and could result in the failure of a significant condition to the transaction. Western has advised PNM that it disagrees. PNM believes that Western has responsibility for resolving issues raised by the KCC orders.

"PNM remains committed to the strategic benefits of bringing the two companies' electric operations together," said Jeff Sterba, PNM Chairman, President & CEO. "We continue to believe that the Merger Agreement with Western, as currently structured, cannot be consummated if the KCC orders stand and the KCC's expressed concerns are not addressed by Western."

PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market in the Western U.S. PNM stock is traded primarily on the NYSE under the symbol PNM. For more information about PNM, see the company's web site at www.pnm.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited
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to, risks and uncertainties relating to: the possibility that shareholders of
PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, the outcome of possible appeals of regulatory orders issued to date, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors. PNM disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release. Readers are referred to PNM's most recent reports filed with the Securities and Exchange Commission.

Additional Information
In connection with a transaction, PNM and Western Resources would file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico 87158. Phone (800) 545-4425.

Participants in Solicitation
PNM and certain of its respective directors, executive officers and other members of its management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from PNM's stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the Commission on February 22, 2001, as amended on April 30, 2001. Certain directors and executive officers of PNM may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, PNM's directors and officers, after the transaction, will be indemnified by PNM, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM prior to the transaction. Additional information regarding PNM's participants in the solicitation will be contained in the joint proxy statement/prospectus.

FOR MORE INFORMATION:

Media Contact:
Crystal McClernon, (785) 232-5970
(505)350-1542
Bob Hagan, (505) 241-2621
Investor Contact:
Barbara Barsky, (505) 241-2662

If you have questions or comments regarding this page, please e-mail Investor Relations.
Date Last Updated: August 13, 2001
All contents (C) PNM 2001